Exhibit 99.2

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

Excellon Resources Inc. (the “Company” or “Excellon”) has prepared this Management’s Discussion and Analysis of Financial Results (“MD&A”) for the three and nine-month periods ended September 30, 2022 in accordance with the requirements of National Instrument 51-102 (“NI 51-102”).

This MD&A contains information as at November 7, 2022 and provides information on the operations of the Company for the three and nine-month periods ended September 30, 2022 and 2021 and subsequent to the period end, and should be read in conjunction with the condensed consolidated financial statements for the three and nine-month periods ended September 30, 2022 (“Condensed Consolidated Financial Statements”) and the audited consolidated financial statements for the year ended December 31, 2021 which have been filed on SEDAR and EDGAR. The audited consolidated financial statements for the year ended December 31, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures in this MD&A are in thousands of United States dollars ($’000) unless otherwise noted.

This MD&A also refers to Adjusted loss, Adjusted loss per share, Production Cost per Tonne, Cash Cost per Silver Ounce Payable, and All-in Sustaining Cost (“AISC”) per Silver Ounce Payable, all of which are Non-IFRS measures. Refer to the “Financial Review” and “Non-IFRS measures” sections of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

BUSINESS AND STRATEGIC PRIORITIES

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of the Company’s employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, an 11,000 hectare exploration package on Mexico’s carbonate replacement deposit (CRD) trend. The Company is also actively seeking to acquire undervalued projects in the Americas.

The common shares of Excellon trade on the Toronto Stock Exchange (the “TSX”), the NYSE American, LLC exchange (the “NYSE American”) under the symbol “EXN” and on the Frankfurt Stock Exchange under the symbol “E4X2”.

THIRD QUARTER HIGHLIGHTS

Exploration Activities

The Company advanced its exploration programs in the United States, Mexico and Germany, including:

●	Drilled five holes totalling 1,925 metres at Kilgore in Q3. The drill program for the remainder of 2022 was paused in early Q4 as assay results remained pending with anticipated significant further delays.

●	Eighty line-kilometres of 3D Induced Polarization (IP) and Controlled Source Audio-Frequency Magnetotellurics (CSAMT) surveys were completed at Kilgore in Q3. Final results and interpretations are expected in Q4.

●	Completed two-line soil orientation survey at Kilgore for the purpose of comparing effectiveness of Mobile Metal Ion (MMI), Spatiotemporal Geochemical Hydrocarbon (SGH) and traditional ICP-MS Super Trace analytical methods. A total of 145 samples were collected, with assay results received in Q3. The results are being analyzed to determine the preferred method for detecting mineralization under cover.

●	Soil sampling program on the Frauenstein and Bräunsdorf licences in Silver City, aiming to identify geochemical anomalies and generate follow-up drill targets. A total of 790 soil samples were collected and assay results were received in Q3. The data is being analyzed and will be incorporated into future drill planning.

●	Underground mapping, chip sampling, and geological modelling at Platosa which identified additional remanent ore material to extend production into early Q4.

●	At Oakley, three diamond drill holes totalling 620 metres have been completed on the Cold Creek claims and a nineteen line-kilometre CSAMT survey is in progress on the Matrix Creek claims. The goal of the survey is to extend and infill lines completed in 2021.

OUTLOOK

Strategic outlook

On September 12, 2022, the Company announced an overview of various ongoing strategic initiatives, including:

●	Evaluating a spin-out of Excellon’s highly prospective Silver City Project in Saxony, Germany to Excellon shareholders as a new growth focused greenfields exploration company.
●	Pursuing acquisition opportunities with potential to further enhance value through Excellon’s operating experience, particularly in Mexico.
●	Advancing planned drilling at Kilgore aimed at further defining areas of high-grade mineralization, while also testing mineralized potential at depth and on strike, which drilling was concluded in early Q4 after 6 holes and 2,145 metres were completed with assay results pending and delayed.
●	Exploring partnership opportunities to pivot Platosa from production to a potentially exciting exploration prospect.

See the September 12, 2022 press release for further details and context.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

Mexican Operations

Production ceased and the Platosa Mine was placed on care and maintenance in early Q4 2022. On January 5, 2022, the Company announced that it was assessing the economic viability of mining at Platosa at achievable dewatering rates and with acceptable capital expenditures, beyond mid-2022. The mineral resource estimates remaining beyond mid-2022 steepened significantly, with fewer vertical-tonnes-per-metre than historically encountered.

Intense definition and infill drill programs initiated in 2021 to define the mine life wound down in the first quarter of 2022. The program did not identify sufficient mineralization in the gap zone however minable tonnage was identified in remnant areas of the mine above the water level. Continued in-stope analysis was conducted to assure all profitable tonnage above the water level will be extracted in 2022. The majority of mineable mineralization included in the 2022 plan was from remnant areas, pillar recoveries and remaining stopes in the section lower in the mine.

Provision for litigation

The Company recorded a $22.2 million provision in Q3 2021 as required under IFRS’s International Accounting Standard 37 – Provisions, Contingent Liabilities and Contingent Assets, since receiving the formal written decision regarding the litigation involving the Company’s subsidiary, San Pedro Resources (“San Pedro”), in respect of the La Antigua mineral concession (“La Antigua”) as announced on August 10, 2021 (the “Judgment”). The Company believes the decision is without merit and not supported by the evidence, facts or law. The Judgment is solely against San Pedro and the Company believes that the plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource estimate disclosed in September 2020. The book value of San Pedro’s assets included in the consolidated balance sheet is $1.2 million, including VAT recoverable of $1.1 million and materials, supplies and other of $0.1 million.

The Company continues to pursue avenues through its labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continued to operate in the ordinary course until it had processed the last ore from the Platosa Mine following its completion of production and transition to care and maintenance in early Q4 2022.

Exploration plans

At Silver City three holes, totalling 1,223 metres, were drilled in Q1 2022 to follow up on previously identified mineralization at the Grauer Wolf target. Following the completion of the soil sampling program in Q1-Q2 an induced polarization (IP) geophysical survey is under way in Q4. The survey will consist of 14.2 line-kilometres covering the following six targets: Fortuna A & C, Erzengel Mohorn, Bergmännische Hoffnung, Reichenbach, and Hartha.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

At Kilgore, the drilling, induced polarization (IP) and Controlled-Source Audio-frequency Magnetotellurics (CSAMT) geophysical surveys commenced in Q3 2022 with 80 line-kilometres of surveys along with 1,925 metres of drilling completed in the quarter. Near-deposit investigation and imaging through combined 3D IP and CSAMT surveying is expected to generate a deposit profile as well as investigate structural features associated with gold emplacement. Geophysical imaging of the near-deposit area will be generative for target identification and sub-surface exploration over high-priority areas which have been considered for drilling. Property-wide prospecting is ongoing with the goal of identifying additional regional targets. Geological modelling is ongoing with the aim of refining the current model using the data from the recently completed drilling.

Regional exploration programs, including geophysics, mapping, prospecting, soil geochemistry, and modelling are planned for Kilgore and the new exploration licences at Silver City (Mohorn, Oederan and Frauenstein).

Exploration also continues at the Oakley project, subject to the option agreement between Excellon and a subsidiary of Centerra Gold Inc. (“Centerra”). 1,000 metres of diamond drilling is planned on the Blue Hill Creek claims, with an additional 1,800 metres of drilling pending the Notice of Intent (NOI) approval from the Bureau of Land Management (BLM). A nineteen line-kilometre CSAMT geophysical survey is currently in progress on the Matrix Creek claims.

OPERATIONAL REVIEW

Platosa Mine production statistics for the periods indicated are as follows:

Q3		Q3	9-Mos	9-Mos
	2022	2021	2022(2)	2021
Tonnes Mined:	23,796	21,592	60,232	64,576
Tonnes Milled:	22,683	21,302	60,189	64,712
Grades:
Silver (g/t)	442	526	460	513
Lead (%)	3.69	4.89	4.26	5.13
Zinc (%)	3.14	5.38	4.59	6.20
Recoveries:
Silver (%)	92.5	90.9	90.7	89.2
Lead (%)	76.9	81.2	75.2	80.5
Zinc (%)	78.9	78.3	81.9	77.5
Metal Production: (1)
Silver – (oz)	298,091	326,706	814,966	951,466
Lead – (lb)	1,421,741	1,868,018	4,286,172	5,894,807
Zinc – (lb)	1,238,027	1,977,593	5,053,127	6,846,188
AgEq (oz) (3)	459,835	521,160	1,401,386	1,527,287
Payable: (4)
Silver – (oz)	304,788	299,508	751,890	853,329
Lead – (lb)	1,431,989	1,715,670	3,962,932	5,311,195
Zinc – (lb)	852,550	1,556,559	4,028,225	5,404,894
AgEq (oz) (3)	436,996	463,452	1,244,030	1,333,239
Average realized prices: (5)
Silver – ($US/oz)	$19.14	$24.11	$21.48	$25.71
Lead – ($US/lb)	$0.88	$1.07	$0.97	$0.99
Zinc – ($US/lb)	$1.49	$1.36	$1.67	$1.31
Production cost per tonne (6)	$208	$281	$261	$284
Total cash cost per silver ounce payable	$9.78	$11.02	$11.35	$12.14
AISC per silver ounce payable (7)	$14.31	$21.52	$17.29	$24.79

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser. Data has been adjusted to reflect final assay and price adjustments for prior-period deliveries settled during the period.
(2)	The results for the nine-month ended September 30, 2022 were impacted by a labour action commenced by the Sindicato Nacional Minero Metalúrgico (the “Platosa Union”) at the Platosa Mine in Durango, Mexico (the “Labour Action”). As a result, production was negligible, and no ore was processed by the Miguel Auza mill in the month of March. On April 1, 2022 the labour action was resolved and Platosa returned to full production in April.
(3)	AgEq ounces established using average realized metal prices during the respective period applied to the recovered metal content of the concentrates to calculate the revenue contribution of base metal sales during the period.
(4)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.
(5)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.
(6)	Production cost per tonne includes mining and milling costs, excluding depletion and amortization, materials and supplies write-down, and inventory adjustments.
(7)	AISC per silver ounce payable excludes general and administrative and share-based payment costs attributable to the Company’s non-producing projects and includes underground drilling costs.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

Operational highlights

Q3 2022 production (compared to Q3 2021)

●	AgEq production of 459,835 oz (Q3 2021 – 521,160 oz), including:
○	Silver production of 298,091 oz (Q3 2021 – 326,706 oz)
○	Lead production of 1.4 million lb (Q3 2021 – 1.9 million lb)
○	Zinc production of 1.2 million lb (Q3 2021 – 2.0 million lb)
●	AgEq ounces payable sold decreased 6% to 436,996 AgEq ozs (Q3 2021 – 463,452 ozs)
●	Production cost per tonne decreased 26% to $208 per tonne (Q3 2021 – $281 per tonne)
●	Total cash cost net of by-products per silver ounce payable decreased 11% to $9.78 (Q3 2021 – $11.02)
●	AISC per silver ounce payable decreased 34% to $14.31 (Q3 2021 – $21.52)

YTD 2022 production (compared to YTD 2021)

●	YTD 2022 results were impacted by the Labour Action, which eliminated production for the month of March 2022
●	AgEq production of 1,401,386 oz (Q3 2021 – 1,527,287 oz), including:
○	Silver production of 814,966 oz (Q3 2021 – 951,466 oz)
○	Lead production of 4.3 million lb (Q3 2021 – 5.9 million lb)
○	Zinc production of 5.1 million lb (Q3 2021 – 6.8 million lb)
●	AgEq ounces payable sold decreased 7% to 1,244,030 AgEq ozs (Q3 2021 – 1,333,239 ozs)
●	Production cost per tonne decreased 8% to $261 per tonne (Q3 2021 – $284 per tonne)
●	Total cash cost net of by-products per silver ounce payable decreased 7% to $11.35 (Q3 2021 – $12.14)
●	AISC per silver ounce payable decreased 30% to $17.29 (Q3 2021 – $24.79)

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

Impact of COVID-19 on the Company’s Business and Operations

The Company’s business and operations were significantly impacted by COVID-19 in 2020, including a temporary suspension of mining, milling and exploration activities at its Mexican operations in Q2 2020 (the “Suspension”). In 2021 and YTD 2022, none of the Company’s projects were suspended or significantly restricted due to COVID-19.

The Company has taken action to prevent the spread of COVID-19 at its sites and protect its employees, contractors and the communities in which it operates. The Company’s actions have been successful to date and the pandemic has not had any material impact on the operations of the Company since the Suspension in Q2 2020. The Company is continually modifying its response to the pandemic to align with industry best practices. Government vaccination programs for COVID-19 are available in all regions in which the Company operates. Vaccination programs are progressing well, with 100% of the Company’s workforce in Mexico triple-vaccinated.

There remain significant uncertainties with respect to future developments and their impact on the Company related to the COVID-19 pandemic, including the duration, severity and scope of an outbreak and any current or further measures taken by governments, the Company and others in response to the pandemic. The Company continues to monitor the situation and has personnel and operating contingency plans in place to manage daily operations.

Operations commentary

Mine activity in Q3 2022 focused on remnant development and extraction, pillar recovery and minimal mining of fresh mineral. Wind down activities continued in Q3 to minimize the work associated with care and maintenance required in Q4 2022.

Mill feed grades were lower in Q3 2022 versus Q3 2021 mainly reflecting higher dilution when mining remaining extremities where mineralized zones thinned. Mill feed contained higher lead-to-lead oxide ratios leading to lower lead recoveries. Zinc and silver recoveries were also lower due to lower feed grades in Q3 2022.

Zinc, lead and silver production in Q3 2022 were below Q3 2021 mainly due to lower feed grades and associated lower recoveries. Ore stockpiles at September 30, 2022 comprised 2,046 tonnes of mineralized material, reflecting unprocessed and unsold production of approximately 39,772 AgEq ounces.

The Platosa dewatering system was shut down in June 2022, which resulted in savings of approximately $0.3 million per month in electricity costs, until the end of production in early Q4 2022.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

The previous eight quarters of production at Platosa are summarized below:

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

Analysis of the Platosa Mine operating results is as follows:

	Q3		9-Mos
	2022	2021	2022	2021
Mill feed processed	22,683	21,302	60,819	64,712

Production in Q3 2022 was 22,683 tonnes, 6% higher than the same quarter in 2021. YTD 2022 results were impacted by the Labour Action in March 2022.

	Ag (g/t)	442	526	460	513
Head grades	Pb (%)	3.69	4.89	4.26	5.13
	Zn (%)	3.14	5.38	4.59	6.20

Grades in 2022 were lower than 2021 due to the limited number of stopes available for production and feed material primarily being pillars and remnants with lower or variable grades, and higher dilution in the mined mantos.

	Ag (%)	92.5	90.9	90.7	89.2
Recoveries	Pb (%)	76.9	81.2	75.2	80.5
	Zn (%)	78.9	78.3	81.9	77.5

Recoveries of lead was lower in 2022 than in the comparative periods due to lower feed grades and higher lead-oxide ratios. Zinc and silver recoveries were higher in 2022 following the rebuild of the flotation cells and modifications to reagent schemes in mid-2021. In Q3 2022, lead recoveries were lower due to low feed grades as a result of thinning of the remnant areas mined, causing high dilution to the insitu mineralization.

	Ag (oz)	298,091	326,706	814,966	951,466
Metal Production	Pb (lb)	1,421,741	1,868,018	4,286,172	5,894,807
	Zn (lb)	1,238,027	1,977,593	5,053,127	6,846,188
	AgEq (oz)	459,835	521,160	1,401,386	1,527,287

Silver, lead and zinc production decreased in 2022 mainly driven by lower feed grades and high lead-oxide ratios affecting recovery. AgEq production in Q3 2022 decreased by 9%, driven by low overall feed grades. YTD 2022 results were impacted by the Labour Action in March 2022.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

EXPLORATION AND EVALUATION REVIEW

Refer to the Company’s Annual Information Form (“AIF”) for a detailed overview of the Company’s exploration projects, including mineral resource estimates.

Kilgore Project

The Kilgore project is an advanced exploration-stage volcanic and sediment hosted epithermal gold property, located five miles from Kilgore, Clark County, Idaho. Excellon has a 100% undivided interest in 790 unpatented federal lode claims totaling 6,762 hectares on United States Forest Service (“USFS”) land. The property includes historical mine workings dating back to the early 1900’s. Further drilling in the 1980’s revealed the potential for mineralization well outside of the existing resource area, with limited follow up to date. Kilgore displays similar geological characteristics to Kinross Gold’s Round Mountain Mine, which has produced over 16 million ounces of gold to date.

In 2019, Otis Gold Corp. (“Otis”) completed a preliminary economic assessment that contemplated a low capital intensity, low operating cost, open-pit, heap-leach mining operation. Since acquiring Otis in Q2 2020 and filing a business acquisition report with respect to such transaction on May 29, 2020, the Company has been reassessing all aspects of the Kilgore project and believes that opportunities exist to enhance the project through:

●	Geological remodeling of the existing mineral resource including relogging historical core to better define geological units and lithologies
●	Re-assaying historical drilling with metallic screen assays along with multi-element ICP to complement historical fire-assayed samples
●	Geophysical surveying to image prospective ground, generate drill targets, and constrain structural and lithologic controls of mineralization
●	Diamond drilling to infill and expand the mineral resource to follow-up on advances in the geological model and define mineral potential along strike, laterally and at depth
●	Metallurgical drilling in support of further metallurgical studies, particularly in the underlying Aspen formation based on additional petrographic information
●	Engineering review of potential infrastructure locations, processing options, and new mining technologies
●	Continuing environmental studies

The Company’s 2022 drilling program targeted higher-grade mineralization and structures at depth, predominantly in the Aspen formation, seeking to define the potential for gold mineralization that may be amenable to underground mining. Additional screen metallics analysis will be performed on samples assaying over 1.0 g/t gold to confirm the ability of traditional assay size (50g) to deliver accurate and precise data, given the presence of coarse gold at the deposit.

The 2022 advanced exploration on the Kilgore Project, which concluded in early Q4, was approved by the US Forest Service (“USFS”) in Q4 2021. The Company filed an updated Plan of Operations with the USFS in Q2 2020 and the USFS issued a Draft Environmental Assessment (“EA”) and Decision Notice/Finding of No Significant Impact (“DN/FONSI”) in Q2 2021. During Q4 2021, the USFS issued a Final EA and DN/FONSI allowing for ground disturbing activities, including drilling to commence. In Q1 2022, an application was filed by an NGO requesting that the Court reopen the 2018 suit they filed against the USFS, and the courts decisions issued in 2019 and 2020, to allow them to express their concerns about the USFS approval of the Kilgore 2021 EA (the “2021 EA Approval”). While the application to reopen the 2018 case was denied by the Court in Q2 2022, the same NGO filed a fresh claim against the USFS challenging the 2021 EA Approval on essentially the same grounds. The Court has granted the Company’s motion to intervene in this new matter and it is anticipated that a hearing and decision will be held before the 2023 drilling season. These legal matters did not impact the 2022 drilling season. The EA contemplates a total of 130 drill stations (with up to three holes per station) and construction of up to 70,977 feet of road to support drilling activities, with the project duration expected to be up to five years. The final EA and the supporting reports and studies are available through the website of the Company’s subsidiary, Excellon Idaho Gold Inc.: www.excellonidaho.com.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

During Q1 2022, in-depth review of historical geophysics surveys and geochemical data was integrated into 2022 drill targeting. This review has also served as the foundation to plan a 3D IP and MT survey for Q3 2022.

During Q2 2022 soil sampling and prospecting work began with a two-line soil orientation survey completed. The goal of the survey is to compare the effectiveness of Mobile Metal Ion (MMI), Spatiotemporal Geochemical Hydrocarbon (SGH) and traditional ICP-MS Super Trace analytical methods. A total of 145 samples were collected and assay results were received in Q3. The results confirmed the ability of all three analytical methods to detect mineralization.

At Kilgore, the drilling, and IP and CSAMT geophysical surveys commenced in Q3 2022 with 80 line-kilometre geophysical survey and 1,925 metres of drilling completed in the quarter. Near-deposit investigation and imaging through combined 3D IP and CSAMT surveying has been completed in Q3. The drill program for the remainder of 2022 was suspended in early Q4 as assay results remained pending with anticipated significant further delays. The survey is expected to generate a deposit profile as well as investigate structural features associated with gold emplacement and will be generative for target identification and sub-surface exploration over high-priority areas which have been considered for drilling. Property-wide prospecting is ongoing with the goal of identifying additional regional targets.

During Q3 2022 the Company incurred exploration costs of $1,851 on the Kilgore Project including exploration work of $1,721 and concession holding costs of $130.

Oakley Project

On April 22, 2020, the Company acquired 100% ownership of the Oakley project in Cassia County, Idaho as part of the Otis acquisition. The Oakley Project is an exploration-stage project hosting gold-silver, epithermal hot spring-type mineralization at two targets: Blue Hill Creek and Cold Creek, and detachment-related gold-silver mineralization at Matrix Creek. The Oakley project has been optioned to Centerra pursuant to an option agreement that is summarized in the Company’s AIF (the “Oakley Agreement”).

Drilling concluded at Cold Creek in Q3 2021, with eleven holes totaling 1,582 metres drilled in this program. Permitting at Blue Hill Creek is complete with drilling commencing in H2 2022. Work is being funded and managed by Centerra pursuant to the terms of the Oakley Agreement. The Cold Creek claims cover approximately 14 km2, including a structurally complex north to south valley with bounding faults that has created at least three prospective geologic zones along the western and eastern margins. The 2021 drill program tested targets within these zones, as follows:

●	Eastern Margin: A historically undrilled area of receptive units with gold in soil anomalies above shallow bedrock
●	Bound Block: This area is bound by large structures on the east and west and has demonstrated surface and subsurface gold mineralization. Reverse circulation (“RC”) drilling from the late 1980’s returned anomalous grades that have not been followed up on. More recent work delivered anomalous gold in soil and rock samples, with basin-wide resistivity and chargeability anomalies
●	Western Margin: A historically underexplored area of structural complexity with hydrothermal material at surface. RC drilling from the late 1980’s intersected 18.3 metres grading 0.46 g/t gold from surface. More recent work has identified gold in soil anomalies corresponding with a chargeability anomaly from IP surveying

Centerra completed three diamond drill holes totaling 620 metres in 2022. 2,800 metres of diamond drilling is planned for Blue Hill Creek in H2 2022, with 1,800 metres of the program pending approval from the BLM. 19 line-kilometres of CSAMT geophysical survey is currently in-progress at Matrix Creek, the goal of the survey is to extend and infill CSAMT survey lines that were completed in 2021.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

Silver City Project

The Silver City Project is an exploration-stage project that comprises the Bräunsdorf, Frauenstein, Mohorn and Oederan exploration licences in Saxony, Germany and totals approximately 340 km2. In Q3 2019, the Company entered into an agreement with Globex Mining Enterprises Inc. to earn into an option to acquire a 100% interest in the Bräunsdorf exploration licence (the “Globex Agreement”). The terms of the Globex Agreement are described in the Company’s AIF. The Bräunsdorf licence is a 164 km2 silver district that encompasses a 36-km long epithermal vein system situated west of the city of Freiberg (30 km southwest of Dresden). The immediate exploration licence and surrounding area have a long and rich history of silver mining dating back to the 11th century with numerous historic mine camps, small mines and prospects, many of which have only been explored and/or mined to shallow depths, seldom exceeding 200 metres below surface. Historically reported veins ranged from 0.5 to 10 metres width, with grades of over 3,500 g/t silver and no assaying either gold or zinc, which were not historically available.

Based on initial drilling results at the Bräunsdorf licence, the Company expanded the Silver City Project ground position in Q1 2021 to 34,150 hectares through the application for three additional permits (Frauenstein, Mohorn and Oederan). The concessions were granted following applications to the Sächsisches Oberbergamt (the “Saxon Mining Authority”) in Freiberg and are held by the Company’s subsidiary, Saxony Silver Corp. As in the case of the Bräunsdorf licences, historical records of these licences document centuries of high-grade silver production to shallow depths, with recent confirmation samples assaying multi-kilo silver and significant gold. The licences are early-stage and initial exploration efforts started in 2021 in preparation for more advanced exploration work and drilling.

The Company’s near-term exploration goals at Silver City are to (i) confirm the strike and plunge of historical mine workings and (ii) identify new mineralized bodies that were not historically discovered and exploited. With initial drilling success, the Company aims to define economic mineral resources on the project and advance them toward permitting and development. At the current stage and with the current information available, the cost and timeframe to do so is not ascertainable.

In Q2 2021, the 2021 Drilling Operation Plan (“DOP”) was approved, and the Company was permitted to drill up to 22,000 metres on the Bräunsdorf licence up to March 31, 2022. Drilling commenced in late Q2 2021 with two drill rigs. During 2021 the Company drilled 24 holes totalling 8,360 metres. An additional three holes totalling 1,223 metres were completed in Q1 2022.

For 2022, individual DOPs for each concession were submitted in H1 2022. The Company applied for a total of 36,400 metres of drilling, including Bräunsdorf (23,000 metres, 66 drill holes), Frauenstein (7,650 metres, 24 drill holes), Mohorn (3,250 metres, 10 drill holes) and Oederan (2,500 metres, eight drill holes) licences. The approved DOP for the Bräunsdorf licence was received in Q3 2022 and is valid until September 30, 2025. Approved DOPs for the Mohorn, Frauenstein and Oederan licenses were received in Q3 2022, and are valid until December 31, 2023. Drilling in 2021 and 2022 followed up on results from the initial, 16-hole diamond drilling program completed in 2020 totaling 3,687 metres.

The 2021 DOP contemplated drilling on four priority follow-up targets identified in the 2020 program including:

●	Peter Vein: a historically significant mine where initial drilling encountered 1,042 g/t AgEq over 0.45 metres (911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn), within 231 g/t AgEq over 2.30 metres (183 g/t Ag, 0.4 g/t Au, 0.5% Pb and 0.2% Zn)
●	Reichenbach (Großvoigtsberg): a new, near-surface discovery in an area with minimal historic mining, where initial drilling encountered 505 g/t AgEq over 0.71 metres (356 g/t Ag, 2.0 g/t Au), within 191 g/t AgEq over 1.90 metres (134 g/t Ag and 0.8 g/t Au)
●	Bräunsdorf: a historically significant mine, where initial drilling encountered 319 g/t AgEq over 0.35 metres (300 g/t Ag, 0.2 g/t Au and 0.2% Zn), within 101 g/t AgEq over 2.05 metres (87 g/t Ag, 0.2 g/t Au)
●	Grauer Wolf: a new high-grade discovery in an area with no historic drilling, where initial drilling encountered 1,043 g/t AgEq over 1.3 metres (954 g/t Ag, 0.1 g/t Au, 0.7% Pb and 2.0% Zn) less than 100 metres from surface, within 194 g/t AgEq over 8.1 metres (173 g/t Ag, 0.1 g/t, Au, 0.4% Pb and 0.3% Zn), and 331 g/t AgEq over 1.2 metres (325 g/t Ag, 0.1 g/t Au, 0.03% Pb and 0.03% Zn) in the hanging wall

The results of the 2021 drill program at Silver City include:

●	1,633 g/t AgEq over 0.35 metres (1,470 g/t Ag, 0.2 g/t Au, 2.9% Pb and 2.1% Zn) within 257 g/t AgEq over 2.90 metres (232 g/t Ag, 0.4% Pb and 0.3% Zn) in SC21GVB020 at Peter Vein
●	1,296 g/t AgEq over 0.35 metres (1,260 g/t Ag, 0.2 g/t Au, 0.6% Pb and 0.3% Zn) within 592 g/t AgEq over 1.05 metres (508 g/t Ag, 0.1 g/t Au, 1.4% Pb and 1.2% Zn) in SC21GWO033 at Grauer Wolf
●	266 g/t AgEq over 0.65 metres (228 g/t Ag, 0.1 g/t Au, 0.7% Pb and 0.5 % Zn) within 169 g/t AgEq over 1.93 metres (137 g/t AgEq, 0.3% Pb and 0.6% Zn) in SC21GWO030 at Grauer Wolf
●	383 g/t AgEq over 0.38 metres (7.0 g/t Ag and 5.0 g/t Au) in SC21REI027 at Reichenbach

For more information on the 2020 and 2021 drill programs and results thereof (and the project generally) refer to the technical report for the Silver City Project available on the Company’s website at www.excellonresources.com.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

The assay results for the Q1 2022 drilling program extended the footprint of the Grauer Wolf mineralization trend 300 meters along strike and confirmed mineralization down to 300 meters vertical depth. Results from Q1 2022 drilling included 768 g/t AgEq over 0.4 metres (482 g/t Ag, 4.5% Pb and 4.8 % Zn) in SC21GWO040. Drilling is expected to resume in 2023.

A total of 13 soil sampling profiles were completed over the Peter Vein, Grauer Wolf and Hartha targets in Q1 2022, with an additional 265 samples collected over Frauenstein in Q2 2022 for a total of 790 samples. The goal of the program was to test the geochemical response along the strike of known mineralization and to identify new drill targets.

IP and Audio-Frequency Magnetotellurics geophysical surveys have started in Q4 2022. The surveys will extend over 14.2 line-kilometres covering the following six targets: Fortuna A & C, Erzengel Mohorn, Bergmännische Hoffnung, Reichenbach and Hartha. The surveys aim to improve the understanding of the geometry of the mineralization-bearing faults and veins, and identify potential sulphide mineralization, its shape, and extent.

During Q3 2022 the Company incurred exploration costs of $175 on the Silver City Project.

Platosa Property

The Platosa Mine was an operating underground polymetallic (silver, lead, and zinc) mine, located in northeastern Durango State, Mexico, until production ceased and the mine was placed on care and maintenance in early Q4 2022. The Platosa Mine is located approximately 5 kilometres north of the town of Bermejillo and 45 kilometres north of the city of Torreón. The deposit consists of a series of high-grade carbonate-replacement deposits (CRD) occurring as mantos. The Platosa Property totals 11,000 mineral concessions, including numerous targets for further exploration, with the Jaboncillo and PDN targets currently considered the highest-priority. Excellon operates and owns 100% of the Platosa Mine through its wholly owned subsidiary, Minera Excellon de Mexico S.A. de C.V.

The Company continued exploration on the Platosa property in 2022. Assay results for a district-scale sampling for stable carbon and oxygen isotopes were received in Q1 2022. The primary objective of this program was to develop vectors to identify proximal domains within the epithermal system. Core and surface samples were collected from the Platosa deposit, Jaboncillo and other targets. A total of 137 samples were collected and sent to the isotope facility at Queen’s University, Kingston, Ontario during Q1 2022. The stable isotope study aimed to define exploration vectors at the Jaboncillo target, approximately 11 kilometres northwest of the Platosa Mine. Drilling programs from 2019 to 2021 totalled 16,720 metres in 39 drill holes and intersected multiple gossanous horizons with pyritic breccias, arsenopyrite and relict base-metal sulphides. Petrographic studies conducted in Q2 2020 confirmed the presence of base-metal sulphide species, including sphalerite and galena. These observations confirm that the system is prospective for base-metal sulphides on multiple structures over approximate strike length of 3.5 kilometres. Oxygen isotope analysis results confirm the presence of an extensive hydrothermal system which interacted with host rocks at Jaboncillo. The oxygen isotope ratios indicate the proximity of the hydrothermal fluid source to the samples at depth, suggesting mineralization is likely located below previously targeted areas. Isotope analysis has also confirmed a magmatic source of hydrothermal fluids at Saltillera.

Drilling of a skarn target at PDN, approximately two kilometres north of the Platosa Mine and one kilometre north of the Rincon del Caido target, was undertaken in Q1 2021 with one drill hole totaling 600 metres. Previous drilling targeted areas where intense dolomitization and sanding along structures was intersected in preliminary holes, indicating movement of hydrothermal fluids that are believed to be the expression of a potential skarn system at depth. Drilling in Q4 2020 intersected silver grades of 218 g/t Ag over 0.72 meters. This potential for a skarn body at PDN has been defined through induced polarization, magnetic and gravity surveys. Proximity to the Platosa CRD system suggests that mineralization could lie on the periphery of a large-tonnage, intrusive-related, proximal base metal, metasomatic deposit.

During Q3 2022 the Company incurred costs of $203 on the Platosa Property including exploration work of $151 and concession holding costs of $52.

Evolución Project

The Evolución Project is an exploration-stage project comprising 22 mineral concessions totalling 45,000 hectares, and 35 kilometres of strike in one of the world’s premier silver districts. It is an intermediate stage polymetallic silver-zinc-lead-gold exploration project on the border of northern Zacatecas and southern Durango, on the high plateau of central Mexico. The Evolución Project includes the Miguel Auza concessions (covering approximately 14,080 hectares, comprising 19 mineral concessions held by San Pedro) and the Evolución concessions (covering approximately 31,280 hectares, comprising two mineral concessions held by Excellon New Mining Projects.

The Company’s overall goals on the project are to discover Fresnillo-style epithermal mineralization and subsequently define mineral resources. In 2021, the Company completed detailed mapping at 1:1000 scale across the entire licence. Data collected in the field relating to the structural setting and associated mineralization in the Evolución licence are being compiled and evaluated by a PhD candidate. This work will contribute to understanding the potential scale and timing of mineralization on the project. Mapping and prospecting continue on the southern part of the Evolution claim block where anomalous silver values have been detected on surface along a well-defined structural trend.

During Q3 2022 the Company incurred costs of $115 on the Evolución project including exploration work of $29 and accrued concession holding costs of $86.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

CORPORATE RESPONSIBILITY (“CR”)

CR Performance at Platosa and Miguel Auza

Management continues to evaluate and monitor compliance with legal requirements and manage CR risk. The operations continue to report on key trailing indicators of CR performance and elements of the Visible Felt Leadership process. Trailing indicators of safety performance indicated similar performance in Q3 to Q1 and Q2 with one LTI in the quarter and 6 YTD, the 2021 summary to Q3 was 5 LTI’s. Severity rate also increased in 2022 versus 2021 at 35 versus 24 respectively.

The 2021 Environmental, Social, and Governance Report (“ESG Report”) for our operations in Mexico, Germany, and USA was completed and published in August 2022. The 2021 Sustainability report is under review and is expected to be published in Q4 2022.

No significant environmental incidents were reported at any of our operations (Platosa or Miguel Auza) or exploration projects (Kilgore and Silver City) during Q3 2022. The Company continued engagement with a range of stakeholders surrounding the Platosa and Miguel Auza business units. There were no community-related grievances reported during Q3 2022.

The Comisión Nacional del Agua (“CONAGUA”), the federal water regulatory agency in Mexico, commenced an administrative procedure with the Company to review the management of the mining water that the Company pumps from the Platosa mine. The administrative procedure is still ongoing, and the Company has engaged environmental legal specialists for this case. With pumping operations having been wound down in Q3 2022 in advance of the wind-down of mining operations in Q4 2022, the long-term water management program at Platosa is no longer a priority, and the Company does not foresee any material changes to water management going forward.

Tailings Management at Miguel Auza

Miguel Auza hosts two tailings management facilities (“TMF”). TMF #1 is located immediately northwest of the concentrator and has been decommissioned, rehabilitated with a soil cover and re-vegetated. TMF #2 is located on land owned by Excellon, approximately one kilometer north of the Miguel Auza concentrator. The Federal Environmental Authority in Mexico (SEMARNAT) approved the construction and operation of the new facility (TMF #2) in Q1 2017. Construction of the stage-2 raise of the TMF #2 was completed in early Q4 2020 and has enough capacity to accommodate processing of Platosa’s 2022 production.

During Q3 2022, the Company continued working with Golder, a consulting firm, and finalized the Operation, Maintenance and Surveillance (OMS) manual for TMF #1 and TMF #2. The OMS is aligned with the Safety Guidelines included in the second edition of Developing an Operation, Maintenance, and Surveillance Manual for Tailings and Water Management Facilities (MAC, 2019) from the Mining Association of Canada. This version of the OMS manual includes the TMF#2 phase 2 raise, as built information. TMF #2 was prepared for and put into care and maintenance in accordance with the OMS in early Q4.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

FINANCIAL REVIEW

Summary of Quarterly Financial Results

Financial statement highlights for the quarter ended September 30, 2022 and the last eight quarters are as follows:

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
(in $000’s)	$	$	$	$	$	$	$	$
Revenues	6,982	7,781	8,496	9,306	9,151	9,717	9,781	10,097
Production costs	(4,579)	(5,789)	(5,635)	(7,089)	(5,567)	(5,814)	(6,153)	(5,986)
Mine closure related costs (1)	-	(532)	-	(1,584)	-	-	-	-
Depletion and amortization	(1,153)	(2,939)	(2,278)	(1,928)	(1,809)	(1,773)	(1,790)	(1,445)
Cost of sales	(5,732)	(9,260)	(7,913)	(10,601)	(7,376)	(7,587)	(7,943)	(7,431)
Gross profit (loss)	1,250	(1,479)	583	(1,295)	1,775	2,130	1,838	2,666
Expenses:
General and administrative	(1,279)	(1,191)	(1,311)	(1,255)	(1,453)	(1,640)	(2,342)	(1,886)
Exploration and holding expense	(2,344)	(839)	(1,116)	(1,783)	(2,538)	(1,800)	(1,073)	(1,400)
Other (expense) income	(247)	45	992	89	(6)	(188)	(651)	(6)
Provision for litigation	-	-	-	(5)	(22,277)	-	-	-
Impairment loss	-	-	-	(15,788)	(752)	-	-	-
Net finance expense	(985)	(1,186)	(915)	(1,242)	(688)	(1,025)	(725)	(679)
Income tax (expense) recovery	(174)	(90)	67	(167)	(4,921)	(22)	31	(4,703)
Net loss	(3,779)	(4,740)	(1,700)	(21,446)	(30,860)	(2,545)	(2,922)	(6,008)
Adjusted loss (2)	(3,779)	(4,208)	(1,700)	(4,069)	(4,775)	(2,545)	(2,922)	(6,008)
Loss per share	(0.11)	(0.14)	(0.05)	(0.65)	(0.94)	(0.08)	(0.09)	(0.19)
Adjusted loss per share (2)	(0.11)	(0.12)	(0.05)	(0.12)	(0.15)	(0.08)	(0.09)	(0.19)
Net cash from operations before working capital changes	(1,651)	(41)	1,911	(217)	(9)	959	919	1,931

(1)	Cost of sales includes $1.6 million related to future mine closure accruals in Q4 2021, and $0.5 million related to materials and supplies write-downs in Q2 2022 to align with mining plans.
(2)	Adjusted loss and adjusted loss per share exclude: for Q2 2022 $0.5 million write-down of materials and supplies; for Q4 2021 impairment losses of $15.8 million and $1.6 million related to future mine closure accruals; and for Q3 2021 $22.3 million related to the Provision for litigation, the related $0.8 million impairment loss and $3.1 million deferred-tax asset derecognition expenses (included in Income tax expense).

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

Quarter to quarter revenue variances are a function of metal prices, treatment and refining costs and production results. Production results can differ from period to period depending on geology, mining conditions, labour and equipment availability. These, in turn, affect mined tonnages, grades and mill recoveries and, ultimately, the quantity of metal produced, and revenues received. The Company currently expenses exploration costs related to Platosa (unless associated with resource expansion), Silver City, Kilgore and Evolución. These exploration costs do not relate to the mining operation and vary from period to period, creating volatility in earnings. The following is a discussion of the material variances between Q3 2022 and Q3 2021.

	Q3 2022	Q3 2021	9-Mos 2022	9-Mos 2021
Revenue	6,982	9,151	23,260	28,649
Gross Profit	1,250	1,775	358	5,744
Adjusted Loss (1)	(3,779)	(4,775)	(10,216)	(10,242)

(1)	Q3 2021 and 9-Mos 2021 adjusted loss excludes $22.3 million related to the Provision for litigation and the related $0.8 million impairment loss and $3.1 million deferred-tax asset derecognition.

Revenues decreased by $2.2 million or 24% during Q3 2022 compared to Q3 2021, driven primarily by lower metal grades in the pillars and remnants mined resulting in lower lead and zinc payable metal sold by 17% and 45% respectively, and lower realized silver and lead prices by 21% and 18% respectively, partially offset by a 10% increase in realized zinc prices.

Revenues decreased by $5.4 million or 19% during 9-mos 2022 compared to 9-mos 2021, impacted by the Labour Action which eliminated production for the month of March 2022, negative provisional pricing adjustments ($1.4 million variance), lower silver, lead and zinc payable metals sold by 12%, 25% and 25% respectively, lower realized silver (16%) and lead (2%) prices, partially offset by 27% higher realized zinc prices.

Gross profit decreased by $0.5 million in Q3 2022 relative to Q3 2021 driven primarily by the $2.2 million decrease in revenue, partly offset by a $1.6 decrease in cost of sales discussed below.

The $5.3 million decrease in gross profit for the 9-mos 2022 compared to 9-mos 2021, is driven primarily by the $5.4 million decrease in revenue discussed above, while cost of sales remained consistent for these periods.

Adjusted loss improved by $1.0 million in Q3 2022 relative to the comparative period, driven primarily by a $1.6 million change in tax expense reflecting the non-cash utilization and derecognition of deferred tax assets in Q3 2021, partly offset by lower gross profit ($0.5 million) in Q3 2022.

Adjusted loss for 9-mos 2022 was consistent with the adjusted loss of 9-mos 2021 despite the $5.4 million decrease in gross profit and increase in finance expense ($0.6 million) in Q3 2022, which were offset by lower general and administrative costs ($1.7 million), lower exploration expenses ($1.1 million), other income/expenses ($1.6 million) and lower income tax expenses ($1.6 million).

	Q3 2022	Q3 2021	9-Mos 2022	9-Mos 2021
Cost of Sales	5,732	7,376	22,902	22,905

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

The components of cost of sales including production costs and depletion and amortization charges are as follows:

Labour	1,328	1,675	3,991	4,574
Consumables	1,032	909	2,942	2,904
Electricity	798	1,512	3,053	4,590
Transport	522	490	1,393	1,567
Other operational	228	469	1,715	1,782
Mine and mill administrative	808	937	2,805	2,969
Inventory adjustment	(137)	(425)	101	(830)
Mine closure related costs	-	-	532	(24)
Production Costs (including inventory adjustments)	4,579	5,567	16,532	17,532
Depletion and amortization	1,153	1,809	6,370	5,373
Cost of Sales	5,732	7,376	22,902	22,905

Production costs decreased by $1.0 million during Q3 2022 relative to Q3 2021, driven primarily by a $0.7 million decrease in electricity costs as a result of reduced dewatering drawdown rates at Platosa. Total production costs for the 9-mos 2022 decreased $1.0 million relative to the comparative period, driven primarily by a $1.5 million decrease in electricity costs, a function of reduced dewatering at Platosa and a $0.6 million incremental polar-vortex related energy cost in 2021, partly offset by $0.5 million in mine closure related costs recorded in Q2 2022 and a $0.9 million change in inventory adjustment.

Depletion and amortization expense decreased $0.7 million in Q3 2022 compared to the comparative period, driven by the impairment loss recorded in Q4 2021 which reduced the carrying value of the asset base, and the identification of additional tonnes to mine in Q3 2022 extending the depreciation period into Q4 2022. Depletion and amortization expense increased $1.0 million in 9-mos 2022 compared to the comparative period driven primarily by the reduction in expected mine life.

	Q3 2022	Q3 2021	9-Mos 2022	9-Mos 2021
Exploration	2,344	2,538	4,299	5,411

Exploration and holding expense in Q3 2022 were consistent with the same period of 2021. For the 9-mos ending September 30, 2022 exploration expense decreased $1.1 million or 21% when compared to the same period in 2021. For detailed breakdown, see Note 12 of the Company’s condensed consolidated financial statements for the periods ended September 30, 2022 and 2021.

General and administrative expense	1,080	1,067	3,104	3,662

General and administrative expense in Q3 2022 were consistent with the same period of 2021. General and administrative expense decreased $0.6 million during 9-mos 2022 due to the reduction in personnel since the comparative period.

Other expense (income)	247	6	(786)	844

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

Other income or expense include realized and unrealized foreign exchange gains and losses, unrealized gains and losses on marketable securities and warrants, interest income and other non-routine income or expenses.

Other expenses for Q3 2022 increased $0.2 million compared to the comparative period, primarily driven by unrealized foreign exchanges losses in Q3 2022. For the 9-month periods the $1.6 million positive variance includes the 2022 collection of $0.6 million in insurance proceeds, a $0.3 million improvement in foreign exchange gains and losses and a

$0.7 million reduction in fair value losses on marketable securities and warrants compared to the comparative period.

	Q3 2022	Q3 2021	9-Mos 2022	9-Mos 2021
Finance expense	985	688	3,086	2,438

Net finance expense in Q3 2022 comprises primarily $0.9 million of interest expense on the 5.75% secured convertible debentures (the “Convertible Debentures”) issued in Q3 2020, which are recorded at amortized cost and accreted to the principal amount over the term of the Convertible Debentures (Q3 2021 – $0.7 million). This interest expense consists of $0.6 million in coupon interest for both Q3 2022 and Q3 2021 and $0.3 million accretion in Q3 2022 (Q2 2021 – $0.1 million) of the face value of the Convertible Debentures using the effective interest rate method.

Net finance expense in 9-mos 2022 comprises primarily $2.9 million of interest expense on the Convertible Debentures, which are recorded at amortized cost and accreted to the principal amount over the term of the Convertible Debentures (9-mos 2021 – $2.4 million). This interest expense consists of $0.9 million in coupon interest for both 9-mos 2022 and 9-mos 2021 and $2.0 million accretion in 9-mos 2022 (9-mos 2021 – $1.5 million) of the face value of the Convertible Debentures using the effective interest rate method.

Provisionally Priced Sales

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used, based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting sales in the period in which the sale is settled (i.e., the finalization adjustment). The finalization adjustment recorded for these sales depends on the actual price when the sale settles, which occurs in the first or fourth month after shipment under the terms of the current concentrate purchase agreements.

Invoiced revenues are derived from the value of payable metal content net of treatment and refining charges (“TC/RCs”) incurred by the metallurgical complex of the customer. TC/RCs are a cost associated with processing of metal concentrates in refined metal products, though such cost is deducted from gross revenues rather than incurred as a cost of sales (as revenue received by the Company is net of TC/RCs). Therefore, as discussed in the calculation of total cash cost per silver ounce payable, below, TC/RCs are added to cost of sales to reflect the total cost of producing a payable silver ounce. Offtake agreements may also include price participation for the offtaker for settlements at metal prices above specified levels.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

The value of the metal content of the products sold is as follows (in $’000s):

	Q3 2022	Q3 2021	9-mos 2022	9-mos 2021
	$	$	$	$
Silver	5,400	6,908	15,841	21,539
Lead	1,231	1,805	3,603	5,311
Zinc	1,075	2,202	6,117	7,201
Value of metal content in products sold (1)	7,706	10,915	25,561	34,051
Adjustment for treatment and refining charges (TC/RC)	(724)	(1,764)	(2,301)	(5,402)
Revenues from concentrate sales	6,982	9,151	23,260	28,649

(1)	Value of metal content in products sold is a non-IFRS measure.

The Company recognized the following amounts related to revenue:

	Q3 2022	Q3 2021	9-mos 2022	9-mos 2021
	$	$	$	$
Concentrate revenue from contract with customers	7,569	9,451	24,557	28,736
Provisional pricing adjustments on concentrate sales	(587)	(300)	(1,297)	(87)
Total revenues	6,982	9,151	23,260	28,649

Non-IFRS measures

Production Cost Per Tonne, Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable, All-In Sustaining Cost (AISC) Per Silver Ounce Payable and Adjusted loss and adjusted loss per share are non-IFRS measures that do not have a standardized meaning. The calculation of these measures may differ from that used by other companies in the industry. The Company uses these measures internally to evaluate the underlying operating performance of the Company for the reporting periods presented. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. Management believes that these measures are key performance indicators of the Company’s operational efficiency and are increasingly used across the global mining industry. These measures are intended to provide investors with information about the cash generating capabilities of the Company’s operations.

	Q3 2022	Q3 2021	9-mos 2022	9-mos 2021
Production cost per Tonne	$208	$281	$261	$284

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

A reconciliation between production cost per tonne (excluding depletion and amortization, inventory adjustments and once-off mine closure related write-downs of materials and supplies) and the Company’s cost of sales as reported in the Company’s financial statements is provided below. Changes in inventories of ore and concentrate are excluded from the calculation of Production Cost per Tonne. Changes in inventories reflect the net cost of ore stockpiles and concentrate inventory (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs). Excluding changes in inventories aligns cost of sales incurred during the period with the tonnage produced during the period.

	Q3 2022	Q3 2021	9-mos 2022	9-mos 2021
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of Sales	5,732	7,376	22,902	22,905
Adjustments – increase/(decrease):
Mine closure related write-downs	-	-	(532)	-
Depletion and amortization	(1,153)	(1,809)	(6,370)	(5,372)
Changes in inventories	137	425	(101)	830
Production Costs (excluding inventory adjustments)	4,716	5,992	15,899	18,363
Tonnes milled	22,683	21,302	60,819	64,712
Production cost per tonne milled ($/tonne)	$208	$281	$261	$284

Production cost per tonne milled decreased 26% in Q3 2022 relative to Q3 2021, driven by a 21% reduction in production costs before depletion, amortization, and inventory adjustments, as discussed above, and a 6% increase in tonnes milled in Q3 2022.

For the 9-mos 2022 production cost per tonne milled decreased 8% driven by a 13% reduction in production costs before depletion, amortization, materials and supplies write-downs and inventory adjustments, partly offset by a 6% reduction in the tonnes milled in the 9-mos 2022.

	Q3 2022	Q3 2021	9-mos 2022	9-mos 2021
Total cash cost per silver ounce payable	$9.78	$11.02	$11.35	$12.14

The calculation of total cash cost includes cost of sales adjusted for non-cash depletion and amortization and materials and supplies write-downs, by-product credits and royalties related to the Miguel Auza property which are unrelated to production from the Platosa Mine. Note that:

(i)	Change in inventory adjustments are included in cost of sales to align with revenues from payable metals sold in the period (by either allocating the cost of metal produced in prior periods or deferring the cost of metal to be sold in future periods); and

(ii)	TC/RCs are added to cost of sales to reflect the total cost of producing a payable silver ounce. As per industry standard, revenues received by the Company are presented net of TC/RCs and hence are not reported as part of cost of sales in the Company’s financial statements.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

The Company expects total cash costs net of by-product revenues to vary from period to period as planned production and underground development access different areas of the mine with varying grades and characteristics.

The following is a reconciliation of total cash cost per silver ounce payable, net of by-product credits, to cost of sales as reported in the Company’s financial statements:

	Q3 2022	Q3 2021	9-mos 2022	9-mos 2021
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of sales	5,732	7,376	22,902	22,905
Adjustments – increase/(decrease):
Depletion and amortization	(1,153)	(1,809)	(6,370)	(5,372)
Mine closure related write-downs	-	-	(532)	-
TC/RCs	724	1,764	2,302	5,402
Royalties (1)	(15)	(23)	(45)	(68)
By-product credits (2)	(2,306)	(4,007)	(9,721)	(12,511)
Total cash cost net of by-product credits	2,982	3,301	8,536	10,356
Silver ounces payable	304,788	299,508	751,890	853,329
Total cash cost per silver ounce payable ($/oz)	$9.78	$11.02	$11.35	$12.14

(1)	Advance royalty payments on the Miguel Auza property unrelated to production from the Platosa Mine.
(2)	By-product credits comprise revenues from the sale of lead and zinc.

Total cash cost per silver ounce payable decreased by 11% for Q3 2022 relative to Q3 2021 driven primarily by lower cost of sales by 22%, a 59% reduction in TC/RC expenses, partially offset by a 42% reduction in by-product credits.

Total cash cost per silver ounce payable in 9-mos 2022 decreased by 7% compared to 9-mos 2021, primarily due to a 57% reduction in TC/RC expenses and an 18% decrease in by-product credits in 2022, partially offset by a 12% reduction in silver ounces payable.

	Q3 2022	Q3 2021	9-mos 2022	9-mos 2021
AISC Per Silver Ounce Payable (including non-cash items)	$14.31	$21.52	$17.29	$24.79

Excellon reports the AISC measure to provide further transparency on the costs associated with producing silver and to assist stakeholders of the Company in assessing operating performance, its ability to generate free cash flow from current operations and overall value. The AISC measure is a non-IFRS measure and is based on guidance issued by the World Gold Council.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including TC/RCs and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and environmental rehabilitation costs (non-cash), all divided by the total payable silver ounces sold during the period.

Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded from AISC. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded from AISC.

Costs excluded from AISC are non-sustaining capital expenditures and exploration costs (as described above), finance costs, tax expense, and any items that are deducted for the purposes of adjusted earnings, if any. Total sustaining costs exclude general and administrative and share-based payment expenses attributable to the Company’s non-producing projects.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

The table below presents details of the calculation for AISC per silver ounce payable.

	Q3 2022	Q3 2021	9-mos 2022	9-mos 2021
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Total cash costs net of by-product credits	2,982	3,301	8,536	10,356
General and administrative costs (cash) (1)	1,021	1,008	2,932	3,424
Share-based payments (non-cash) (1)	109	217	316	1,188
Accretion and amortization of reclamation costs (non-cash)	85	27	227	91
Sustaining exploration (manto resource exploration/drilling)	3	584	105	1,317
Sustaining capital expenditures (2)	162	1,307	883	4,775
Total sustaining costs	1,380	3,143	4,463	10,795
All-in sustaining costs	4,362	6,444	12,999	21,151
Silver ounces payable	304,788	299,508	751,890	853,329
AISC per silver ounce payable ($/oz)	14.31	21.52	17.29	24.79
AISC excluding non-cash items, per silver ounce payable ($/oz)	13.67	20.71	16.57	23.29
Realized silver price per ounce sold (3)	19.14	24.11	21.48	25.71

(1)	Total sustaining costs exclude general and admin and share-based payment expenses attributable to the Company’s non-producing projects.
(2)	Sustaining capital expenditure includes sustaining property plant and equipment acquisitions and capitalized development costs. Sustaining exploration includes underground drilling costs.
(3)	Average realized silver price is calculated on current period sale deliveries and does not include the impact of prior-period provisional adjustments in the current period.

AISC per silver ounce payable decreased by 34% to $14.31 in Q3 2022 compared to $21.52 in Q3 2021 driven primarily by a $1.1 million or 88% decrease in sustaining capital expenditures and a $0.6 million decrease in sustaining exploration.

AISC per silver ounce payable decreased 30% to $17.29 for 9-mos 2022 relative to 9-mos 2021, primarily driven by a $1.8 million reduction in total cash cost as discussed above, a $3.9 million reduction in sustaining capital expenditures, a $1.2 million reduction in sustaining exploration and a $0.9 million reduction in share-based payment costs, partially offset by the 12% decrease in silver ounces payable due to the Labour Action in March 2022 and lower grades in the current period.

COMMON SHARE DATA AS AT NOVEMBER 7, 2022

Common shares issued and outstanding	36,643,061
Stock options	1,537,487	(1)
DSUs	706,160
RSUs	1,141,000
Warrants ($5.75)	1,143,428
Fully diluted common shares (2)	41,171,136

(1)	Includes 99,487 options issued to Otis option holders that are not included under the Company’s option plan.
(2)	Conversion of all outstanding Convertible Debentures would result in the issuance of an additional 3,379,245 common shares of the Company.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

LIQUIDITY AND CAPITAL RESOURCES

The condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Refer to Note 2 of the condensed consolidated financial statements for discussion of the material uncertainties which cast substantial doubt on the Company’s ability to realize its assets and discharge its liabilities in the normal course of business.

The operating cash flows from the Platosa Mine ceased after the wind down of operations in early Q4 2022 and therefore the primary source of funds available to the Company is equity and debt financings. The Company is considering various financing, corporate development opportunities and strategic alternatives that may include acquisitions, divestitures, mergers or spin-offs of the Company’s or third parties’ assets, as applicable. A continuous review of the Company’s capital expenditure and exploration programs ensures the Company’s capital resources are utilized in a responsible and sustainable manner to conserve cash during periods of low commodity prices and economic and market uncertainty. See also the “Commitments,” below, for further detail.

	September 30, 2022	December 31, 2021
Cash and cash equivalents	2,080	4,071

The primary source of cash for 9-mos 2022 was the Company’s Mexican operations, which generated net cash flow of $5.4 million (9-mos 2021 – $6.3 million) from collected revenue of $21.6 million (9-mos 2021 – $30.6 million) net of production costs of $16.2 million (Q3 2021 – $18.5 million). The Company also received proceeds from the sale of marketable securities, insurance proceeds and sale of equipment of $1.3 million in Q3 2022 (2021 – $nil).

The primary uses of cash for 9-mos 2022 and 2021 were:

(i)	$4.0 million spent on exploration – $1.4 million in Germany, $0.4 million in Mexico and $2.2 million in the United States (2021 period – $6.0 million, including $1.7 million in Germany, $2.5 million in Mexico and $1.8 million in the United States); and
(ii)	$3.8 million on general and administrative expenses (9-mos 2021 – $3.7 million).

	September 30, 2022	December 31, 2021
Working capital	(11,861)	254

Working capital, defined as current assets less current liabilities (excluding the Provision for litigation), decreased by $12.0 million at September 30, 2022 relative to December 31, 2021, reflecting an in increase in current liabilities of $8.8 million and a decrease in assets of $3.3 million.

The increase in current liabilities is driven by the Convertible Debentures which expire in July 2023 and hence are now presented as current liabilities ($10.6 million), partially offset by a $2.2 million reduction in accounts payable.

The decrease in current assets is driven by a $2.4 million reduction in cash and marketable securities and a $0.9 million reduction in inventories.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

The Company’s VAT payables reflect the VAT amounts collected by the Company from the sale of concentrates in Mexico. The Company’s VAT recoverable, reflects VAT charged on the Company’s expenditures in Germany and VAT charged on the Company’s expenditures in Mexico. The latter is offset against VAT payables in Mexico in the applicable period and on a rolling basis. The net VAT position varies from period-to-period depending on timing, quantum and/or value of sales and expenditures. To date the Company has not encountered difficulty in offsetting outstanding VAT recoverable in Mexico.

As at September 30, 2022, the Company had a net VAT recoverable of $0.1 million in Canada and $0.7 million in Germany while a net VAT payable in Mexico of $0.2 million (September 30, 2021 – net VAT recoverable of $1.4 million in Mexico, $0.5 million in Germany and $47,000 in Canada).

The Company has reduced its committed tonnes to be delivered under its offtake agreement and has customary provisional pricing payment terms on the sale of its concentrate. The Convertible Debentures do not include any financial covenants related to working capital or the ongoing operation of the Company’s mining assets.

	Q3 2022	Q3 2021	9-mos 2022	9-mos 2021
Net cash from operations before changes in working capital ($000’s)	(1,651)	(9)	223	1,867

Net cash from operations, before changes in working capital, decreased by $1.6 million in Q3 2022 versus Q3 2021 principally reflecting $2.2 million lower revenues, partly offset by a $0.4 million decrease in exploration and administrative expenses compared to Q3 2021.

Similarly, the key items during the $1.6 million variance between 9-mos 2022 and 9-mos 2022 are the $5.4 million revenue decrease, partly offset by $1.6 lower production costs, $1.1 million decrease in exploration expenses and $0.5 million effect of exchange rate changes on cash and cash equivalents.

Investing Activities ($000’s)	(111)	(2,327)	(974)	(5,840)

Investing outflows in 2021 primarily comprise the purchase of property, plant and equipment which have been significantly reduced in 2022 with the pending mine closure in Q4 2022. Proceeds from the sale of property, plant and equipment of $0.3 million and $0.3 million in proceeds related to the sale of marketable securities are the main inflows for the 9-mos 2022.

Financing Activities ($000’s)	(47)	(120)	(201)	(322)

Financing activities in 2022 included interest and lease-related payments and are consistent with those in 2021.

The Company issued the Convertible Debentures in 2020, completed an equity offering of common shares in 2019 and arranged the Credit Facility in connection with the acquisition of Otis in 2020. The Company also implemented cost reductions and business improvements at its operations in 2020 and 2021. Failure to obtain additional financing could result in delay or postponement of further exploration and development of the Company’s projects.

There can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. The Company is also exposed to currency exchange risk and continued uncertainty related to the COVID-19 pandemic; see “Business Environment & Risks” section below.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

Financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value, unless otherwise noted.

The Company’s financial performance is sensitive to changes in commodity prices, foreign exchange and interest rates, and the Company may periodically consider hedging such exposure. The Company’s Board of Directors together with executive management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company may continue to address its price-related exposure to foreign exchange through the use of options, futures, forwards and derivative contracts.

The Mexican peso (“MXN”), Canadian dollar (“C”), Euro (“Euro”) and US dollars (“USD”) are the functional currencies of the Company, with currency exposures arising from transactions and balances in currencies other than the functional currencies.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN or Euros, while revenues from the sale of concentrates are denominated in USD. The fluctuation of the USD in relation to the MXN and the Euro impacts the reported financial performance of the Company.

Contractual obligations

The following table summarizes contractual obligations including payments due for each of the next five years and thereafter:

	$ 000
	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years
Trade payables	5,915	5,915	-	-	-
Leases – undiscounted	451	179	272	-	-
Convertible Debentures(1) – principal	13,066	13,066	-	-	-
Convertible Debentures(1) – 5.75% interest	664	664		-	-
Post-retirement benefits	1,856	1,856	-	-	-
Rehabilitation provision	1,933	-	1,933	-	-
Total:	23,885	21,680	2,205	-	-

(1)	Assumes repayments of interest and principal in cash.

Not included in the table above is a net smelter return (“NSR”) royalty payable semi-annually on the Platosa property of (a) 1.25% in respect of manto mineralization other than skarn mineralization or (b) 0.5% in respect of skarn or “Source” mineralization. Such payments vary period to period based on production results and commodity prices.

Commitments

Other than the Platosa Mine itself, the Company’s projects are at varying stages of exploration advancement. Generally, the Company budgets exploration expenditures on an annual basis and does not commit to long-term drilling contracts. Budgeted exploration expenditures for each project are summarized in “Exploration and Evaluation Review,” above, insofar as they are applicable or currently ascertainable. Exploration expenditures may be highly variable depending on ongoing results and a host of other factors, including available funds, permitting and changes in local or geopolitical risks. The Company does not currently have any development projects that require committed funding.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

In Mexico, commitments relate to annual concession fees and required expenditures associated with the Company’s mineral concessions. In Idaho, commitments relate to annual claim fees associated with the Company’s mineral claims. Fees in respect of the Oakley Project are funded by Centerra pursuant and subject to the terms of the Oakley Agreement. Each of the commitments outlined below may vary depending on operational and/or exploration results or geopolitical conditions, which may lead the Company to expand or relinquish all or part of a project. Additionally, the Oakley Project is subject to the terms of the Oakley Agreement and commitments may vary depending on the applicable party’s decision to exercise options under such agreements.

The following table summarizes the Company’s significant unrecognized commitments as at September 30, 2022 (in thousands of US dollars):

		$ 000
Project	Type	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years(1)
Platosa	Fees	929	103	413	413	-
Evolución	Fees	2,044	167	793	1,084	-
Kilgore	Fees	650	130	260	260	-
Oakley	Fees	285	57	114	114	-
Total:		3,908	457	1,580	1,871	-

(1)	Concession and claim fees continue until the relinquishment or expiration of the applicable concessions or claims.

CONTINGENCIES AND PROVISION FOR LITIGATION

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within the Company’s control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

Provision for litigation

The Company recorded a $22.3 million provision in Q3 2021 as required under IFRS’s International Accounting Standard 37 – Provisions, Contingent Liabilities and Contingent Assets, since receiving the Judgment. The Judgment is solely against San Pedro and the Company believes that the plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource disclosed in September 2020.

La Antigua was included in the Company’s acquisition of Silver Eagle Mines Inc. (“Silver Eagle”) in 2009. La Antigua is subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) between San Pedro Resources SA de CV (now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of $2,500 plus value added tax per month and the payment of a 3% NSR royalty. Pursuant to the Antigua Agreement, San Pedro had the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500,000, a right that was never exercised as there was no economic sense in doing so. San Pedro has accrued the Advance Royalty on an ongoing basis.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

Though the Miguel Auza Mine never reached commercial production and was put on care-and-maintenance in December 2008 prior to the Company’s acquisition of Silver Eagle, the Plaintiff sued San Pedro for non-compliance with the Antigua Agreement and specifically for not operating the Miguel Auza Mine. The Plaintiff was awarded damages of $700,000 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. In December 2019, that Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages of $22.2 million, predominantly in damages for the Miguel Auza Mine not being in operation, which in the view of management is multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro appealed the Judgment to the federal courts of Mexico; however, its appeal was dismissed on July 1, 2021, despite lack of evidence, facts or law to support this outcome. In August 2021, the Company received the formal written decision on the appeal which upholds the Judgment and is not subject to further legal appeal in Mexico.

The Judgment is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource. The book value of San Pedro’s assets included in the consolidated balance sheet of the Company is $1.2 million, including VAT recoverable ($1.1 million) and materials, supplies and other ($0.1 million). The Platosa Mine is owned and operated by an entirely separate subsidiary.

The Company’s assets in Mexico, including those held in San Pedro, were security for the Convertible Debentures. On July 27, 2022, the Company received required approval from the Debentureholders to transfer the security under the Debentures from the Company’s Mexican assets to its Kilgore assets in Idaho (the “security transfer”). The security transfer was effective in late Q3 2022 and in early Q4 2022 cancellation of the Mexican security was registered with the applicable authorities. In Q1 and Q2 2022, the Plaintiff registered the Judgment against the real property and certain assets owned by San Pedro. The Company does not consider the Judgment, and actions taken by the Plaintiff in connection with enforcing the Judgment prior to the security transfer, to constitute an event of default or default under the trust indenture governing the outstanding Convertible Debentures (the “Indenture”). An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company’s debt under the Convertible Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company continues to pursue avenues through its labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course. San Pedro generates minimal cash flows from milling fees charged to the Platosa Mine for ore processing and holds minimal working capital.

Platosa Surface Rights

A subsidiary of the Company appealed a 2018 judgment revoking its 2007 purchase of approximately 295 hectares of surface rights north of the Platosa mine, which was denied by an appeals court in Mexico during Q3 2020. The judgment nullifies the purchase and orders that the land be returned to the plaintiffs, and that the plaintiffs repay the original purchase price to the Company’s subsidiary.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

The Company does not consider the land material to its mining operation or exploration activities. The decision does not affect Excellon’s mineral rights and the Company does not expect it to have any impact on its operations.

The plaintiffs also alleged at trial, for the first time, that the Platosa mine site was on land that was included in the sale. This assertion was not decided in the litigation, was not supported by admissible evidence, contradicts the cadastral registry, conflicts with the rights of other third-party holders and ignores the fact that the Company began its use and occupation of the mine site in 2004 – before the sale in question.

Under Mexican law, Excellon’s access to the mine cannot be impeded. Nevertheless, the Company is considering a variety of legal avenues to redress the ruling. For additional discussion, the reader should refer to the “Risk Factors – Surface Rights and Access”, “Risk Factors – Legal Proceedings” and “Risk Factors – Enforcement of Legal Rights” sections of the Company’s AIF.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

Internal control over financial reporting (“ICFR”) means a process designed by or under the supervision of the President & CEO and CFO, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management use the criteria set forth in Internal Control – Integrated Framework (2013) (“COSO 2013”) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Based on management’s evaluation, the Company concluded that ICFR was not effective as of September 30, 2022 due to the identification of a material weakness in ICFR related to Q3 2021 as discussed below.

Material Weakness and Remediation Plan

In connection with the assessment of the effectiveness of our ICFR, management identified a material weakness as of September 30, 2021. The limited level of staffing and technical resources available to manage complex non-routine transactions resulted in significant adjustments to the preliminary financial statements being recorded with respect to the Provision for litigation and related impacts in the condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2021. As a direct result of this complex transaction and limitation on current accounting resources management determined that the Company’s controls over the financial statement close process to analyze, account for and disclose non-routine, unusual or complex transactions were not operating effectively.

The Company is committed to improving its ICFR. As part of this control improvement, management has and will continue to enhance the capacity and capabilities to review and evaluate ongoing and technically complex transactions through selective increased use of external resources and realignment of internal staff. To date in 2022, no non-routine, unusual or complex transactions have been identified to demonstrate remediation of this material weakness. Management will continue to monitor and evaluate the effectiveness of our ICFR on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow. The Company’s plan may take significant time and expense to be fully implemented and may require significant management attention, and management’s efforts may not prove to be successful in remediating the material weakness and do not guarantee that the Company will not suffer additional material weaknesses and/or significant deficiencies in the future.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

Despite the existence of the material weakness described above, the CEO and CFO, together with management, believe that the condensed consolidated financial statements associated with this Management’s Discussion and Analysis, fairly present the financial position, results of operations and cash flows for the period ended September 30, 2022 and 2021 in all material respects.

Disclosure Controls & Procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the President & CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of September 30, 2022, based on management’s evaluation, the President & CEO and CFO concluded that the Company’s DC&P were not effective due to the identification of a material weakness in ICFR in Q3 2020, as discussed above.

Accounting policy, estimates and judgments

Accounting standards issued but not yet effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Significant accounting estimates and judgments

The Company’s significant accounting policies are described in Note 4 to the consolidated financial statements for the year ended December 31, 2021. The preparation of the consolidated financial statements require management to make estimates, assumptions and judgments that may have a significant impact on the consolidated financial statements. These estimates, assumptions and judgments are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances, however actual outcomes can differ. Revisions to accounting estimates are recognized in the period in which the estimates are revised. For details of these estimates, assumptions and judgements, refer to the Company’s consolidated financial statements for the year ended December 31, 2021, which are available on the Company’s website and on SEDAR.

BUSINESS ENVIRONMENT AND RISKS

Risks and uncertainties

The Company’s business entails exposure to certain risks, including but not limited to: metal price risk since the Company derives its revenues from the sale of silver, lead and zinc; foreign exchange risk since the Company reports in United States dollars but operates in jurisdictions that use other currencies; the inherent risk of uncertainties in estimating Mineral Resources; political risk associated with operating in foreign jurisdictions; environmental risks; surface rights and access; enforcement of legal rights; and risks associated with labour relations issues. The current or future operations of Excellon including ongoing commercial production are or will be governed by and subject to federal, state and municipal laws and regulations regarding mineral taxation, mineral royalties and other governmental charges. Any change to the mineral taxation and royalty regimes in the jurisdictions in which Excellon operates or plans to operate could have an adverse financial impact on the Company’s current and planned operations and the overall financial results of the Company, the extent of which cannot be predicted. For additional discussion of risk factors (including a discussion of COVID-19 related risks) refer to the Company’s AIF which is on the Company’s website www.excellonresources.com and on www.sedar.com.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, audited and unaudited interim financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.excellonresources.com.

CAUTIONARY STATEMENTS ON FORWARD-LOOKING STATEMENTS AND OTHER MATTERS

Forward-Looking Statements

All statements, other than statements of historical fact, contained or incorporated by reference in this Management’s Discussion & Analysis of Financial Results for the three and nine months ended September 30, 2022 (together with the accompanying financial statements for the same period, the “Q3 2022 Financial Disclosure”) constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as: “advancing”, “aimed”, “alternatives”, “attract”, “believe”, “considering”, “contemplating”, “contingencies”, “continue”, “could”, “demonstrate”, “development”, “direction”, “discovery”, “drill-ready”, “drive”, “evaluate”, “exciting”, “expect”, “exploration”, “estimate”, “focus”, “future”, “goals”, “greenfields”, “growth”, “indicators”, “initiative”, “innovative”, “intended”, “investigate”, “may”, “modelling”, “new”, “ongoing”, “opportunities”, “option”, “outlook”, “pending”, “pipeline”, “pivot”, “planning”, “potential”, “priorities”, “program”, “project”, “prospective”, “prospecting”, “provide”, “provisions”, “provisionally”, “pursuing”, “review”, “risk”, “seeking”, “strategic”, “subject to”, “survey”, “target”, “testing”, “transition”, “trend”, “uncertainties”, “viability”, “vision”, “will” and “would”, or variations of such words, and similar such words, expressions or statements that certain actions, events or results can, could, may, should, will (or not) be achieved, occur, provide, result or support in the future or which, by their nature, refer to future events. In some cases, forward-looking information may be stated in the present tense, such as in respect of current matters that may be continuing, or that may have a future impact or effect. Forward-looking statements include statements regarding strategic outlook and ongoing initiatives (including any value or other impacts thereof); advancing a precious metals growth pipeline; any spin-out of the Silver City Project (including consideration thereof, the intention of the Company to seek a public listing of SpinCo and fulfilling the requirements thereof (and there can be no assurance of such fulfilment or public listing), any related financing and purpose thereof and future operations) and the benefits thereof to Excellon shareholders and investors (including exposure to the project, valuation re-rate, being a new market opportunity and improved trading liquidity); acquisition and other opportunities (including any potential thereof or relating thereto, benefits of Excellon experience, and ways or potential to generate, grow or enhance value (with continuing business in Mexico or otherwise), or attract liquidity) and the pursuit thereof; mineralization, mineralized structures and grade shells (including potential, grade, further definition, continuation and location); partnership opportunities and any pivot of Platosa to an exploration prospect (including any assessment or nature thereof); exploration projects or exploration or drilling plans, programs, surveys and other activities (including related aims, expectations, goals, prospects and prospectivity, targets and target identification, drill-ready targets, scale, successes, expected results and current assessments of drilling to date); partnership opportunities to advance exploration at Platosa; continuing wind-down of Platosa (including care and maintenance preparations at Platosa and Miguel Auza, and the long term water management program); mine life; transfer of the debenture security (including effect on the wind-down of operations in Mexico); wealth creation; realization of strategic opportunities (and results thereof); future production, project economics, development success and discovery potential; future impacts of Covid-19 and actions taken to mitigate such; pending or ongoing regulatory or administrative procedures or litigation, provisions therefor and assessments thereof (including recourse relating to the Judgment). Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct, and any forward-looking statements by the Company are not guarantees of future actions, results or performance. Forward-looking statements are based on assumptions, estimates, expectations and opinions, which are considered reasonable and represent best judgment based on available facts, as of the date such statements are made. If such assumptions, estimates, expectations and opinions prove to be incorrect, actual and future results may be materially different than expressed or implied in the forward-looking statements. The assumptions, estimates, expectations and opinions referenced, contained or incorporated by reference in the Q3 2022 Financial Disclosure which may prove to be incorrect include those set forth or referenced in Q3 2022 Financial Disclosure, as well as those stated in the Company’s press releases announcing the Q3 2022 Financial Disclosure on or about the same date (the “Q3 Press Release”), the Company’s Management’s Discussion and Analysis, and accompanying financial statements, for the year ended December 31, 2021 and prior quarters ended in 2022 (collectively, the “FYE 2021 and Prior 2022 Financial Disclosure”), the Company’s annual information form dated March 31, 2022 (“2022 AIF”), the current technical reports for the Company’s projects (collectively, the “Technical Reports”), and the Company’s other applicable public disclosure (including press releases referenced in the Q3 2022 Financial Disclosure), all available on the Company’s website at www.excellonresources.com and under its profile at www.sedar.com. Forward-looking statements are inherently subject to known and unknown risks, uncertainties, contingencies and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by the forward-looking statements. Such risks, uncertainties, contingencies and other factors include, among others, the “Risk Factors” in the 2022 AIF, and the risks, uncertainties, contingencies and other factors identified in the Q3 2022 Financial Disclosure, Q3 Press Release, the FYE 2021 and Prior 2022 Financial Disclosure, the Technical Reports and the Company’s other applicable public disclosure (including press releases referenced in the Q3 2022 Financial Disclosure). The foregoing list of risks, uncertainties, contingencies and other factors is not exhaustive; readers should consult the more complete discussion of the Company’s business, financial condition and prospects that is provided in the 2022 AIF and the other aforementioned documents. The forward-looking statements referenced or contained in the Q3 2022 Financial Disclosure are expressly qualified by these Cautionary Statements as well as the Cautionary Statements in the Q3 Press Release, the FYE 2021 and Prior 2022 Financial Disclosure, the 2022 AIF, the Technical Reports and the Company’s other applicable public disclosure (including press releases referenced in the Q3 2022 Financial Disclosure). Forward-looking statements contained herein are made as of the date of Q3 2022 Financial Disclosure (or as otherwise expressly specified) and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable laws.

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Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2022

Mineral Resources

Until mineral deposits are actually mined and processed, mineral resources and mineral reserves must be considered as estimates only. Mineral resource estimates that are not classified as mineral reserves do not have demonstrated economic viability. The estimation of mineral resources is inherently uncertain, involves subjective judgement about many relevant factors and may be materially affected by, among other things, environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant risks, uncertainties, contingencies and other factors described in the foregoing Cautionary Statements. The quantity and grade of reported “inferred” mineral resource estimates are uncertain in nature and there has been insufficient exploration to define “inferred” mineral resource estimates as an “indicated” or “measured” mineral resource and it is uncertain if further exploration will result in upgrading “inferred” mineral resource estimates to an “indicated” or “measured” mineral resource category. The accuracy of any mineral resource estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. Mineral resource estimates may have to be re-estimated based on, among other things: (i) fluctuations in mineral prices; (ii) results of drilling and development; (iii) results of geological and structural modeling including stope design; (iv) metallurgical testing and other testing; (v) proposed mining operations including dilution; and (vi) the possible failure to receive and/or maintain required permits, licenses and other approvals. It cannot be assumed that all or any part of a “inferred”, “indicated” or “measured” mineral resource estimate will ever be upgraded to a higher category including a mineral reserve.

The mineral resource estimates disclosed and/or referenced in the Q3 2022 Financial Disclosure were estimated and reported in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) using Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Standards”) and applying the CIM’s Mineral Resources and Mineral Reserves Best Practices guidelines (as applicable). For additional discussion of the Company’s mineral resource estimates and the Company’s other exploration projects, the reader should refer to the 2022 AIF and the applicable Technical Reports.

U.S. Readers

The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, as used in the Q3 2022 Financial Disclosure, on Excellon’s website and in the Company’s other public disclosure (including but not limited to that specifically referenced above), are Canadian mining terms defined in the CIM Standards (collectively, the “CIM Definitions”) in accordance with NI 43-101. NI 43-101 establishes standards for all public disclosure that a Canadian issuer makes of scientific and technical information concerning mineral projects. These Canadian standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to United States domestic and certain foreign reporting companies under Subpart 1300 of Regulation S-K (“S-K 1300”). Accordingly, information included in the Q3 2022 Financial Disclosure and other public disclosure that describes the Company’s mineral resource estimates may not be comparable to similar information made public by U.S. and certain foreign companies subject to the SEC’s reporting and disclosure requirements under applicable United States federal securities laws and the rules and regulations thereunder including, but not limited to, S-K 1300. Further, there is no assurance that any mineral resource or mineral reserve estimate that the Company may report under NI 43-101 would be the same had the Company prepared such estimates under S-K 1300. As described above, the mineral resource estimates declared by the Company were estimated, categorized and reported using standards and definitions under applicable Canadian securities laws governing the public disclosure of scientific and technical information concerning mineral projects. Accordingly, information describing mineral resource estimates for the Company’s projects may not be comparable to similar information publicly reported in accordance with the applicable requirements of the SEC, and so there can be no assurance that any mineral resource estimate for the Company’s projects would be the same had the estimates been prepared per such requirements.

The Q3 2022 Financial Disclosure may also contain information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises United States investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Qualified Persons

Mr. Jorge Ortega, M.Sc., P.Geo., Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101 (a “QP”), reviewed, verified and approved the scientific and technical information relating to geological interpretation and results contained in the Q3 2022 Financial Disclosure. Mr. Paul Keller, P. Eng., Chief Operating Officer of the Company and a QP, reviewed, verified and approved the scientific and technical information relating to operations and production results contained in the Q3 2022 Financial Disclosure.

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